Pembina Pipeline Corporation reports strong first quarter 2014 results and record quarterly EBITDA

New in-service assets and expansions drive improved operating and financial performance

All financial figures are in Canadian dollars unless noted otherwise. This report contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" in the accompanying Management's Discussion & Analysis ("MD&A") for more details. This report also refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures" of the accompanying MD&A.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31
	2014	2013
Revenue	1,759	1,249
Operating margin(1)	350	240
Gross profit	302	204
Earnings	147	91
Earnings per common share – basic (dollars)	0.44	0.30
Earnings per common share – diluted (dollars)	0.41	0.30
EBITDA(1)	316	211
Cash flow from operating activities	261	232
Cash flow from operating activities per common share – basic (dollars)(1)	0.82	0.78
Adjusted cash flow from operating activities(1)	264	202
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.83	0.68
Common share dividends declared	134	121
Preferred share dividends declared	6
Dividends per common share (dollars)	0.42	0.41
Capital expenditures	287	137

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

"Pembina achieved another strong quarter," said Mick Dilger, Pembina's President and Chief Executive Officer ("CEO"). "Compared to this time last year, we have increased our adjusted cash flow from operating activities by approximately 31 percent and our adjusted cash flow from operating activities per share (basic) by just over 22 percent. Our Phase I Expansions in our Conventional Pipelines business, which came on stream in December of last year, along with our Saturn I Facility, which started up in October 2013, helped drive these results. The successful execution of these projects and our strong financial and operating performance are clear demonstrations, once again, of our ability to realize the vision we have set out for ourselves – to continue to produce exceptional shareholder value."

Mr. Dilger added: "We are confident in the long-term sustainability and growth in our cash flows, and so today, our Board of Directors approved and declared a dividend increase of 3.6 percent. Pembina's dividend on its common shares will go from $0.14 per common share per month (or $1.68 annualized) to $0.145 per common share per month (or $1.74 annualized) effective as of the May 25, 2014 record date, payable June 13, 2014. As we've said before, we expect the future to look much like the past and we are committed to growing our dividend over the long-term."

Pembina Pipeline Corporation

Net revenue increased 42 percent to $447 million during the first quarter of 2014 from $315 million during the same period of 2013. This increase was due to strong performance in each of Pembina's businesses, particularly in the Company's Midstream business, as well as returns on new capital investments including the Saturn I Facility and Phase I Conventional Pipelines expansions.

Operating expenses were $95 million during the first quarter of 2014 compared to $77 million in the same period of 2013. The increase was largely the result of higher variable costs, such as power and labour expenses, due to growth in volumes along with having new facilities and expansions in-service.

Operating margin totalled $350 million during the first quarter of 2014, up 46 percent from the same period last year when operating margin totalled $240 million. This increase was primarily the result of the same factors that impacted net revenue, as discussed above.

Depreciation and amortization included in operations increased to $52 million during the first quarter of 2014 compared to $42 million during the same period in 2013. The increase is primarily because the depreciation expense in the first quarter of 2013 included a $7 million reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset in the Company's Conventional Pipelines business. The increase also reflects the growth in Pembina's asset base since the prior period.

Increased revenue and operating margin, which were partially offset by higher depreciation and amortization included in operations, contributed to gross profit of $302 million during the first quarter of 2014, a 48 percent increase compared to gross profit of $204 million for the same period of 2013.

Pembina incurred general and administrative expenses (including corporate depreciation and amortization) of $37 million during the first quarter of 2014 compared to $33 million during the first quarter of 2013. This increase was primarily due to the addition of new employees and consultants as a result of Pembina's growth since the prior period as well as increased short-term and share-based incentive expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the first quarter of 2014 were $61 million compared to $51 million in the first quarter of 2013. The increase is primarily attributed to an increase in the unrealized loss relating to the revaluation of the conversion feature of convertible debentures due to the increase in the Company's common share price during the first quarter of 2014, which was offset by lower interest expense on loans and borrowings.

Income tax expense was $56 million for the first quarter of 2014, including current taxes of $34 million and deferred taxes of $22 million, compared to current taxes of $4 million and deferred taxes of $26 million in the same period of 2013. The current taxes increased during the quarter primarily as a result of increased earnings before income tax in addition to earnings before income tax exceeding available deductions. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities.

Pembina generated EBITDA of $316 million during the first quarter of 2014 compared to $211 million during the first quarter of 2013. This increase was largely due to improved results from operating activities in each of Pembina's businesses and returns on new assets, expansions and services.

The Company's earnings increased to $147 million ($0.44 per common share – basic) during the first quarter of 2014 compared to $91 million ($0.30 per common share – basic and diluted) during the first quarter of 2013. The increase was primarily due to improved operating margin but was offset by the Company's income tax expense and the increase in net finance costs during the quarter ended March 31, 2014, as described above.

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Pembina Pipeline Corporation

Cash flow from operating activities was $261 million ($0.82 per common share – basic) during the first quarter of 2014 compared to $232 million ($0.78 per common share – basic) for the same period in 2013. The increase was primarily due to improved results from operating activities and a decrease in the non-cash working capital in 2014 as compared to an increased change in the same period in 2013.

Adjusted cash flow from operating activities was $264 million ($0.83 per common share – basic) during the first quarter of 2014 compared to $202 million ($0.68 per common share – basic) during the first quarter of 2013. This 31 percent increase (22 percent increase per share) was primarily due to higher cash flow from operations net of increased current tax expense.

Operating Results

	3 Months Ended March 31
(mbpd, except where noted)(1)	2014	2013
Conventional Pipelines throughput	553	494
Oil Sands & Heavy Oil contracted capacity	880	870
Gas Services average volume processed (mboe/d) net to Pembina(2)	88	50
Midstream NGL sales volume	133	123
Total volume	1,654	1,537

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.

	3 Months Ended March 31
	2014			2013
($ millions)	Revenue		Operating Margin(2)	Revenue		Operating Margin(2)
Conventional Pipelines	117		77	96		61
Oil Sands & Heavy Oil	52		34	43		31
Gas Services	42		29	28		19
Midstream	236	(1)	209	148	(1)	128
Corporate			1			1
Total	447		350	315		240

(1)	Net revenue. Refer to "Non-GAAP and Additional GAAP Measures."
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

•	First quarter 2014 financial and operating results in Conventional Pipelines were higher than the comparable period of 2013 primarily because of the Phase I Expansion being placed into service in late-December 2013. Improved revenue was partially offset by higher operating expenses relating mainly to volume growth and the Phase I Expansion. The Phase I Expansion increased crude oil and condensate capacity on the Peace Pipeline by 40 mbpd and NGL capacity on the Peace Pipeline and Northern System by 52 mbpd.

•	In Oil Sands & Heavy Oil, the increases in net revenue and operating margin during the first quarter of 2014 compared to the same period of 2013 were primarily related to higher volumes transported on the Nipisi Pipeline during the 2014 period. This is due to the completion of a new pump station on that system, which was placed into service in the second quarter of 2013.

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•	Gas Services' financial and operating results were higher in the first quarter of 2014 than the first quarter of 2013, mainly because of the new 200 MMcf/d Saturn I Facility, which was placed into service in late-October 2013, combined with improved plant reliability at the Company's Musreau deep cut facility.

•	In Midstream, improved first quarter 2014 results compared to the first quarter of 2013 were largely due to a stronger propane market across North America which was caused by extended periods of colder than average temperatures during the winter, and enhanced service offerings in this business.

Growth Project Update

During the first quarter of 2014, Pembina spent approximately $287 million in capital to progress its growth initiatives as follows:

•	In the Company's Conventional Pipelines business, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). Regulatory applications have been submitted for certain portions of the project and, subject to timely receipt of regulatory approvals, it is expected to be in-service in late-2014 (for the crude oil and condensate capacity) and mid-2015 (for the NGL capacity).

•	Construction of the previously announced pipeline expansion between Simonette and Fox Creek, Alberta is substantially complete. Pembina will conduct clean-up activities along the right-of-way and hydrostatic testing prior to placing the pipeline into service in the third quarter of 2014. With this expansion, Pembina expects to be able to deliver an initial 40 mbpd into its Peace Pipeline from Fox Creek into Edmonton once the crude oil and condensate Phase II Expansion is complete.

•	Stakeholder consultation continues on the Company's previously announced Phase III Expansion and Pembina expects to file regulatory applications for the project in the third quarter of 2014. Subject to regulatory approvals, Pembina expects this expansion to be in-service between late-2016 and mid-2017. Over the next several months, the Company anticipates securing further pipeline transportation commitments from customers while it refines the project scope. Any additional commitments made before Pembina begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.

•

At the Company's Gas Services business Resthaven Facility, Pembina has completed 70 percent of site construction to date and expects to bring the facility and associated pipelines into service in the third quarter of 2014.

•	At the Musreau II Facility, Pembina has completed approximately 15 percent of site construction to-date and expects the facility to be in-service in the first quarter of 2015.

•	" At the Musreau II Facility, Pembina has completed approximately 15 percent of site construction to- date and expects the facility to be in-service in the first quarter of 2015.

•	Pembina's Midstream business is nearing completion of a new full-service truck terminal in the Cynthia area of Alberta and expects it to be placed into service in the second quarter of 2014.

•	Regarding Pembina's previously announced $415 million RFS II project (a second ethane-plus 73 mbpd fractionator at Pembina's Redwater site), the Company continued to progress with facility construction during the first quarter of 2014. Long lead equipment purchasing is substantially complete, with all major items expected to be delivered to the site by the end of the third quarter of 2014. Earthwork on site is complete, and the mechanical contractor mobilized to the site at the start of April 2014. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

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Pembina Pipeline Corporation

•	In March 2014, Pembina signed an incremental underground storage cavern arrangement with a major petrochemical company on a long-term, fee-for-service basis.

Financing Activity

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E. Proceeds from the Series 5 Preferred Shares were used to partially fund Pembina's 2014 capital expenditure program, including capital expenditures relating to Pembina's current expansion and growth projects, to reduce indebtedness under the Company's credit facilities, and for general corporate purposes of the Company and its affiliates.

Subsequent to quarter end, on April 4, 2014, Pembina closed its offering of $600 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. The Company used a portion of the proceeds from the notes offering to repay the $75 million senior unsecured term facility on April 7, 2014. Pembina intends to use the remainder of the proceeds to partially fund capital projects, repay the Series A unsecured notes and for other general corporate purposes.

Transition of Chairman of the Board

Effective April 1, 2014, the Company's Chairman of the Board, Lorne Gordon, stepped down and Randall Findlay, a director of Pembina since 2007 and previous director of Provident Energy Ltd. from 2001 to 2012, assumed the role of Chairman of the Board. Mr. Gordon continues to serve as a member of Pembina's Board of Directors.

Summary

"During the first quarter of 2014, our focus was on progressing the multitude of projects we secured over the past year or so, and on safely and reliably operating our existing assets" said Mr. Dilger, Pembina's President and CEO. "We continue to strive for excellence by advancing our safety culture initiative and the current focus is on safely executing our suite of growth projects."

"We were also named one of Alberta's top 65 employers and added to the S&P/TSX 60 during the first three months of this year," added Mr. Dilger. "This is my first quarter as Pembina's CEO and I'm very proud of these accomplishments; I feel they reflect the strength of the Company we have built. I'm grateful to Pembina's previous CEO, Bob Michaleski, who retired at the end of last year and to Lorne Gordon, who stepped down as Board Chairman in April. They both contributed greatly to the success we are realizing today and to the strong footing we have for our Company going forward. We have a clear path in front of us and know what we need to do to achieve our goals. Both our vision and our existing operations are driving strong continued shareholder value today and are helping us lay the foundation for a sustainable future."

First Quarter 2014 Conference Call & Webcast

Pembina will host a conference call on May 9, 2014 at 7:00 a.m. MT (9:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the 2014 first quarter. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 16, 2014 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41585575.

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Pembina Pipeline Corporation

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=742968&s=1&k=2EBCC5DD17E5F9CC9D61659A4510E23B in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual and Special Meeting Information

The Company will hold its Annual and Special Meeting of Shareholders ("AGM") on Friday, May 9, 2014 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=768520&s=1&k=4BCAED7117CB62E1E2F997A222AFFAA4. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

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Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 8, 2014 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended March 31, 2014 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2013. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbbls	millions of barrels	G&A	general and administrative expenses
mboe/d	thousands of barrels of oil equivalent per day	IFRS	International Financial Reporting Standards
MMcf/d	millions of cubic feet per day	NGL	Natural gas liquids
bcf/d	billions of cubic feet per day	U.S.	United States
km	kilometre	WCSB	Western Canadian Sedimentary Basin

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and,

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

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Pembina Pipeline Corporation

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Financial & Operating Overview

	3 Months Ended March 31
($ millions, except where noted)	2014	2013
Conventional Pipelines throughput (mbpd)	553	494
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	870
Gas Services average volume processed (mboe/d) net to Pembina(1)	88	50
Midstream NGL sales volume (mbpd)	133	123
Total volume (mbpd)	1,654	1,537
Revenue	1,759	1,249
Cost of goods sold, including product purchases	1,312	934
Net revenue(2)	447	315
Operating expenses	95	77
Realized (loss) gain on commodity-related derivative financial instruments	(2)	2
Operating margin(2)	350	240
Depreciation and amortization included in operations	52	42
Unrealized gain on commodity-related derivative financial instruments	4	6
Gross profit	302	204
Deduct
General and administrative expenses	37	33
Other expenses (income)	1	(1)
Net finance costs	61	51
Current tax expense	34	4
Deferred tax expense	22	26
Earnings	147	91
Earnings per common share – basic (dollars)	0.44	0.30
Earnings per common share – diluted (dollars)	0.41	0.30
EBITDA(2)	316	211
Cash flow from operating activities	261	232
Cash flow from operating activities per common share – basic (dollars)(2)	0.82	0.78
Adjusted cash flow from operating activities(2)	264	202
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	0.83	0.68
Common share dividends declared	134	121
Dividends per common share (dollars)	0.42	0.41
Preferred share dividends declared	6
Capital expenditures	287	137
Total enterprise value ($ billions)(2)	16	12
Total assets ($ billions)	9	8

(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Net revenue increased 42 percent to $447 million during the first quarter of 2014 from $315 million during the same period of 2013. This increase was due to strong performance in each of Pembina's businesses, particularly in the Company's Midstream business, as well as returns on new capital investments including the Saturn I Facility and Phase I Conventional Pipelines expansions.

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Pembina Pipeline Corporation

Operating expenses were $95 million during the first quarter of 2014 compared to $77 million in the same period of 2013. The increase was largely the result of higher variable costs, such as power and labour expenses, due to growth in volumes along with having new facilities and expansions in-service.

Operating margin totalled $350 million during the first quarter of 2014, up 46 percent from the same period last year when operating margin totalled $240 million. This increase was primarily the result of the same factors that impacted net revenue, as discussed above.

Depreciation and amortization included in operations increased to $52 million during the first quarter of 2014 compared to $42 million during the same period in 2013. The increase is primarily because the depreciation expense in the first quarter of 2013 included a $7 million reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset in the Company's Conventional Pipelines business. The increase also reflects the growth in Pembina's asset base since the prior period.

Increased revenue and operating margin, which were partially offset by higher depreciation and amortization included in operations, contributed to gross profit of $302 million during the first quarter of 2014, a 48 percent increase compared to gross profit of $204 million for the same period of 2013.

Pembina incurred G&A (including corporate depreciation and amortization) of $37 million during the first quarter of 2014 compared to $33 million during the first quarter of 2013. This increase was primarily due to the addition of new employees and consultants as a result of Pembina's growth since the prior period as well as increased short-term and share-based incentive expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the first quarter of 2014 were $61 million compared to $51 million in the first quarter of 2013. The increase is primarily attributed to an increase in the unrealized loss relating to the revaluation of the conversion feature of convertible debentures due to the increase in the Company's common share price during the first quarter of 2014, which was offset by lower interest expense on loans and borrowings.

Income tax expense was $56 million for the first quarter of 2014, including current taxes of $34 million and deferred taxes of $22 million, compared to current taxes of $4 million and deferred taxes of $26 million in the same period of 2013. The current taxes increased during the quarter primarily as a result of increased earnings before income tax in addition to earnings before income tax exceeding available deductions. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities.

Pembina generated EBITDA of $316 million during the first quarter of 2014 compared to $211 million during the first quarter of 2013. This increase was largely due to improved results from operating activities in each of Pembina's businesses and returns on new assets, expansions and services.

The Company's earnings increased to $147 million ($0.44 per common share – basic) during the first quarter of 2014 compared to $91 million ($0.30 per common share – basic and diluted) during the first quarter of 2013. The increase was primarily due to improved operating margin but was offset by the Company's income tax expense and the increase in net finance costs during the quarter ended March 31, 2014, as described above.

Cash flow from operating activities was $261 million ($0.82 per common share – basic) during the first quarter of 2014 compared to $232 million ($0.78 per common share – basic) for the same period in 2013. The increase was primarily due to improved results from operating activities and a decrease in the non-cash working capital in 2014 as compared to an increased change in the same period in 2013.

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Adjusted cash flow from operating activities was $264 million ($0.83 per common share – basic) during the first quarter of 2014 compared to $202 million ($0.68 per common share – basic) during the first quarter of 2013. This 31 percent increase (22 percent increase per share) was primarily due to higher cash flow from operations net of increased current tax expense.

Operating Results

	3 Months Ended March 31
	2014			2013
($ millions)	Revenue		Operating Margin(2)	Revenue		Operating Margin(2)
Conventional Pipelines	117		77	96		61
Oil Sands & Heavy Oil	52		34	43		31
Gas Services	42		29	28		19
Midstream	236	(1)	209	148	(1)	128
Corporate			1			1
Total	447		350	315		240

(1)	Net revenue. Refer to "Non-GAAP and Additional GAAP Measures".
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31
($ millions, except where noted)	2014	2013
Average throughput (mbpd)	553	494
Revenue	117	96
Operating expenses	40	35
Operating margin(1)	77	61
Depreciation and amortization included in operations	13	2
Unrealized gain on commodity-related derivative financial instruments	1	1
Gross profit	65	60
Capital expenditures	141	61

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,300 km pipeline network that extends across much of Alberta and B.C. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in B.C. This business' primary objectives are to provide safe and reliable transportation services for customers, pursue opportunities for increased throughput and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the first quarter of 2014, Conventional Pipelines' throughput averaged 553 mbpd, consisting of an average of 401 mbpd of crude oil and condensate and 152 mbpd of NGL. This represents an increase of approximately 12 percent compared to the same period of 2013, when average throughput was 494 mbpd (comprised of an average of 364 mbpd of crude oil and condensate and 130 mbpd of NGL). Increased throughput largely resulted from Pembina's Phase I crude oil, condensate and NGL pipeline capacity expansions (the "Phase I Expansions"), which consisted primarily of pump stations and were placed into service in December 2013, as well as higher volumes received at truck terminals and new connections. In addition, the Company's Saturn I Facility delivered an average of 13 mbpd of NGL to Pembina's Peace Pipeline, which also contributed to enhanced throughput during the first quarter of the year.

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Financial Performance

During the first quarter of 2014, Conventional Pipelines generated revenue of $117 million, 22 percent higher than the $96 million generated in the same quarter of the previous year. This increase was primarily due to the Phase I Expansions noted above, which increased capacity on Pembina's Peace and Northern Pipeline systems beginning in December 2013. Stronger volumes from new connections, the addition of volumes from the Saturn I Facility and higher tolls also contributed to the increase in revenue.

Quarterly operating expenses were $40 million compared to $35 million in the first quarter of 2013. The 14 percent increase was mainly due to higher labour and power costs related to volume growth and the Phase I Expansions, as well as seasonal, winter-access pipeline work and general repairs and maintenance.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin for the first quarter of 2014 was $77 million, 26 percent higher than the $61 million recorded during the same period of 2013.

For depreciation and amortization included in operations during the first quarter of 2014, Conventional Pipelines incurred a $13 million expense compared to a $2 million expense during the same period of the prior year. The depreciation expense in the first quarter of 2013 had included a $7 million reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset. The higher depreciation during the first quarter of 2014 was due to an increase of capital assets in service, including assets that were previously reported in the Company's Midstream business but which are now accounted for in Conventional Pipelines.

Gross profit was $65 million for the three months ended March 31, 2014, compared to $60 million during the same period in 2013. This increase was due to higher revenue which was partially offset by increased operating expenses.

Capital expenditures for the first quarter of 2014 totalled $141 million compared to $61 million during the first quarter of 2013. The majority of this spending relates to the expansion of certain pipeline assets as described below.

New Developments

Pembina is pursuing numerous crude oil, condensate and NGL expansions on its Conventional Pipelines systems to accommodate increased customer demand and to address constrained pipeline capacity in several areas of the WCSB.

During the first quarter, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). Regulatory applications have been submitted for certain portions of the project and, subject to timely receipt of regulatory approvals, it is expected to be in service in late-2014 (crude oil and condensate) and mid-2015 (NGL).

Construction of the previously announced pipeline expansion between Simonette and Fox Creek, Alberta is substantially complete. Pembina will conduct clean-up activities along the right-of-way and hydrostatic testing prior to placing the pipeline into service in the third quarter of 2014. With this expansion, Pembina expects to be able to deliver an initial 40 mbpd into its Peace Pipeline from Fox Creek into Edmonton once the crude oil and condensate Phase II Expansion is complete.

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Stakeholder consultation continues on the Company's previously announced Phase III Expansion and Pembina plans to file regulatory applications for the project in the third quarter of 2014. Subject to receipt of regulatory approvals, Pembina expects this expansion to be in-service between late-2016 and mid-2017. Over the next several months, the Company anticipates securing further pipeline transportation commitments from customers while it refines the project scope. Any additional commitments made before Pembina begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.

Oil Sands & Heavy Oil

	3 Months Ended March 31
($ millions, except where noted)	2014	2013
Contracted capacity (mbpd)	880	870
Revenue	52	43
Operating expenses	18	12
Operating margin(1)	34	31
Depreciation and amortization included in operations	5	5
Gross profit	29	26
Capital expenditures	5	12

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $52 million in the first quarter of 2014 compared to $43 million during the first quarter of 2013. This increase was partially related to higher volumes transported on the Nipisi Pipeline during the 2014 period because of the addition of a new pump station, which was placed into service in the second quarter of 2013. Since its completion, this pump station has enabled the transportation of volumes above contracted levels. The revenue increase was also driven by higher operating expenses relating to scheduled integrity work in the first quarter of 2014, which were recovered under Pembina's contractual arrangements with its customers.

Operating expenses were $18 million during the first quarter of 2014 compared to $12 million in the first quarter of 2013. Additional power expenses resulting from higher average volumes transported on the majority of the pipelines in this business during the first quarter of 2014 compared to the first quarter of 2013, along with increased maintenance costs relating to scheduled integrity work, were the main contributors to the incremental operating expenses.

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Pembina Pipeline Corporation

For the three months ended March 31, 2014, operating margin was $34 million compared to $31 million during the same period in 2013. This increase was primarily due to the new pump station on the Nipisi Pipeline which enabled throughput above contracted volumes since being brought on-stream in the second quarter of 2013.

For depreciation and amortization included in operations during the first quarter of 2014, Oil Sands & Heavy Oil recognized a $5 million expense, unchanged from the same period of last year.

For the quarter ended March 31, 2014, gross profit increased to $29 million compared to $26 million during the same period of 2013 due to higher operating margin in the quarter, as discussed above.

In the first quarter of 2014, capital expenditures within the Oil Sands & Heavy Oil business totalled $5 million and were primarily related to the potential Cornerstone Pipeline, discussed below, and a project to connect the Nipisi Pipeline to the Trans Mountain pipeline. This compares to $12 million spent during the same period of 2013, which related primarily to pump station construction on the Nipisi and Mitsue pipelines.

New Developments

Pembina continues to move forward with work related to its previously announced $35 million engineering support agreement ("ESA") to progress a potential new oil sands pipeline project (the "Cornerstone Pipeline System"). Provided that satisfactory commercial agreements can be reached and that regulatory and environmental approvals can be obtained thereafter, Pembina expects the Cornerstone Pipeline System could be in-service in the third quarter of 2017 at an estimated cost of approximately $1 billion.

Gas Services

	3 Months Ended March 31
($ millions, except where noted)	2014	2013
Average volume processed (MMcf/d) net to Pembina(1)	528	299
Average volume processed (mboe/d)(2) net to Pembina	88	50
Revenue	42	28
Operating expenses	13	9
Operating margin(3)	29	19
Depreciation and amortization included in operations	6	4
Gross profit	23	15
Capital expenditures	72	39

(1)	Volumes at Musreau exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through these processes are transported on Pembina's Conventional Pipelines. Operating assets in this business include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes three shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity. This facility also includes approximately 350 km of gathering pipelines.

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Pembina Pipeline Corporation

•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

The Cutbank Complex and Saturn I Facility are connected to Pembina's Peace Pipeline system. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta, as discussed in more detail below.

Operational Performance

Within its Gas Services business, the average volume processed, net to Pembina, was 528 MMcf/d during the first quarter of 2014, approximately 77 percent higher than the 299 MMcf/d processed during the first quarter of the previous year. This increase was primarily related to the addition of the Saturn I Facility, which was placed into service in late October 2013 and which operated essentially at its nameplate capacity of 200 MMcf/d during the first quarter of 2014. Pembina's Cutbank Complex also processed higher volumes during the quarter compared to the first quarter of 2013. This was because of sustained producer activity in the areas surrounding the assets that is focused on liquids-rich natural gas due to its higher price relative to dry gas.

Financial Performance

Gas Services contributed $42 million in revenue during the first quarter of 2014, 50 percent higher than the $28 million generated in the first quarter of 2013. This increase primarily reflects the Saturn I Facility being placed into service, as discussed above, as well as greater facility reliability leading to increased processing fees and operating recoveries at the Company's Musreau Deep Cut Facility. Higher volumes at the Cutbank Complex also contributed to the growth in revenue.

During the first quarter of 2014, Gas Services incurred operating expenses of $13 million compared to $9 million in the first quarter of 2013. The increase was mainly due to additional power, labour and maintenance costs associated with the Saturn I Facility being in-service as well as higher volumes and increased power costs at the Cutbank Complex.

Gas Services realized an operating margin of $29 million in the first quarter of 2014 compared to $19 million during the same period of the prior year. This increase is the result of new assets being placed into service (the Saturn I Facility) and the associated new volumes, as well as higher throughput at the Cutbank Complex and greater facility reliability during the quarter at the Musreau Deep Cut Facility. This was, however, partially offset by increased operating expenses as discussed above.

Depreciation and amortization included in operations during the first quarter of 2014 totalled $6 million, up from $4 million during the same period of the prior year. The increase is primarily due to new in-service assets, specifically the Saturn I Facility and associated infrastructure which came into service in the fourth quarter of 2013.

For the three months ended March 31, 2014, gross profit was $23 million compared to $15 million in the same period of 2013. This increase reflects higher operating margin during the 2014 period compared to the first quarter of 2013, as discussed above.

In the first quarter of 2014, capital expenditures within Gas Services totalled $72 million compared to $39 million during the same period of 2013. This increased spending was largely to progress the multi-year construction projects at Resthaven, Saturn II, and Musreau II which are discussed below.

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Pembina Pipeline Corporation

New Developments

In 2014, Pembina's Gas Services business plans to spend approximately $260 million to progress new facilities and associated infrastructure. Pembina expects the expansions detailed below to bring the Company's Gas Services processing capacity to approximately 1.2 bcf/d (net) by the end of 2015 including ethane-plus extraction capacity of approximately 735 MMcf/d (net). The volumes from Pembina's existing assets and those under development would be processed largely on a contracted, fee-for-service basis and could result in approximately 55 mbpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines once the projects are complete.

•	Resthaven Facility – a 200 MMcf/d (134 MMcf/d net to Pembina) combined shallow cut and deep cut (ethane-plus) NGL extraction facility, which is expected to cost approximately $240 million (net to Pembina);

•	Saturn II Facility – a 200 MMcf/d 'twin' of the Saturn I Facility, which is expected to cost approximately $170 million; and,

•	Musreau II Facility – a 100 MMcf/d shallow cut gas plant and associated infrastructure, which is expected to cost approximately $110 million.

At the Resthaven Facility, Pembina has completed approximately 70 percent of site construction to date. The Company expects to bring the facility and associated pipelines into service in the third quarter of 2014. Once operational, Pembina expects the Resthaven Facility will have the capability of extracting up to 13 mbpd of NGL.

The Saturn II Facility will leverage the engineering work completed for the Saturn I Facility and is expected to be in-service by late-2015. Pembina has completed approximately 10 percent of site construction to date. The Company expects the Saturn II Facility will have the capability of extracting up to 13.5 mbpd of NGL which will be transported, using excess capacity, on the same liquids pipeline lateral Pembina constructed for the Saturn I Facility.

At the Musreau II Facility, Pembina has completed approximately 15 percent of site construction to date and the Company expects the facility to be in-service in the first quarter of 2015.

Midstream

	3 Months Ended March 31(1)
($ millions, except where noted)	2014	2013
NGL sales volume (mbpd)	133	123
Revenue	1,561	1,095
Cost of goods sold, including product purchases	1,325	947
Net revenue(2)	236	148
Operating expenses	25	22
Realized (loss) gain on commodity-related derivative financial instruments	(2)	2
Operating margin(2)	209	128
Depreciation and amortization included in operations	28	31
Unrealized gain on commodity-related derivative financial instruments	3	5
Gross profit	184	102
Capital expenditures	65	24

(1)	Share of profit from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

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Pembina Pipeline Corporation

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related development opportunities at key sites across Pembina's network and comprises 16 truck terminals (including two capable of emulsion treatment and water disposal), terminalling at downstream hub locations, storage, crude oil by rail services and the Pembina Nexus Terminal ("PNT"). PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 million bpd of crude oil and condensate supply connected to the terminal; and 310,000 barrels of surface storage in and around the Edmonton, Alberta area.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system includes the Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.

o	The Empress East NGL system includes a 2.3 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and ownership of 5.2 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for fractionation, distribution and sale.

The financial performance of NGL midstream can be affected by the seasonal demand for propane. Propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold consistently throughout the year.

Operational & Financial Performance

In the Midstream business, Pembina generated net revenue of $236 million during the first quarter of 2014, up from $148 million during the first quarter of 2013. For the most part, the increase is due to higher volumes in the Company's crude oil and NGL-related midstream activities, enhanced service offerings since the prior period, and a stronger year-over-year propane market across North America caused by extended periods of colder than average temperatures during the winter.

Operating expenses during the first quarter of 2014 were $25 million compared to $22 million in the first quarter of 2013. This increase was primarily related to handling additional storage volumes and the crude-by-rail services which came into service in October, 2013.

Operating margin was $209 million during the first quarter of 2014 compared to $128 million during the first quarter of 2013. This increase is primarily related to growth in revenue, but was partially offset by increased operating expenses as discussed above.

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Pembina Pipeline Corporation

The Company's crude oil midstream operating margin grew to $51 million for the first quarter of 2014, including a $2 million realized loss on commodity-related derivative financial instruments, compared to $42 million in the same period of 2013, which had included a $2 million realized loss on commodity-related derivative financial instruments. This growth was largely due to stronger margins and higher volumes, the expansion of condensate-related services, increased storage opportunities, crude oil unit train loading services which began in October 2013, as well as improved volumes at Pembina's truck and full-service terminals during the quarter.

Operating margin for Pembina's NGL midstream activities was $158 million for the first quarter of 2014 compared to $86 million for the first quarter of 2013, which had included a $4 million realized gain on commodity-related derivative financial instruments. This growth was primarily related to a stronger year-over-year market for propane as well as increased fee-for-service revenue related to storage caverns and higher sales volumes. At 133 mbpd, first quarter 2014 NGL sales volumes were eight percent higher than the same period in 2013 due to growth in sales across all products.

Depreciation and amortization included in operations for Pembina's Midstream business unit during the first quarter of 2014 totalled $28 million compared to $31 million during the same period of the prior year. The decrease primarily reflects assets that were previously reported in the Midstream business and that are now being accounted for in Conventional Pipelines, as previously discussed.

In the first quarter of 2014, unrealized gains on commodity-related derivative financial instruments relating to the Midstream business were $3 million compared to $5 million for the three months ended March 31, 2013. This reflects fluctuations in the future NGL and natural gas price indices during the period (see "Market Risk Management Program").

For the three months ended March 31, 2014, gross profit in this business was $184 million compared to $102 million during the same period in 2013 due to the factors impacting revenue, operating expenses, depreciation and amortization included in operations and unrealized gains on commodity-related derivative financial instruments as noted above.

During the quarter ended March 31, 2014, capital expenditures within the Midstream business totalled $65 million compared to $24 million during the quarter ended March 31, 2013. Capital spending in this business was primarily directed towards the development of Pembina's second fractionator (RFS II), the build-out of Pembina's full-service terminal network, storage caverns and associated infrastructure, and above-ground storage in the Edmonton area.

New Developments

Market demand for products and services in the Midstream space is strong for both crude oil and NGL. The capital being deployed in the Midstream business is primarily directed towards fee-for-service projects.

Pembina is nearing the completion of a new full-service terminal in the Cynthia area of Alberta and expects it to be placed into service in the second quarter of the year. The Company also continued with the development of storage capacity at its Edmonton terminal. During the quarter, Pembina progressed detailed engineering and began ordering long-lead items with a view to bringing the additional 540 mbbls above-ground storage tanks into service in mid-2016.

Regarding Pembina's previously announced $415 million RFS II project (a second 73 mbpd fractionator at Pembina's Redwater site), the Company continued to progress with facility construction during the first quarter of 2014. Long-lead equipment purchasing is substantially complete, with all major items expected to be delivered to site by the end of the third quarter of 2014. Earthwork is complete, and the mechanical contractor mobilized to site at the start of the second quarter of 2014. The project is on schedule and anticipated to be on-stream in the fourth quarter of 2015.

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Pembina Pipeline Corporation

In March 2014, Pembina signed an incremental underground storage cavern arrangement with a major petrochemical company on a long-term, fee-for-service basis.

Liquidity & Capital Resources

($ millions)	March 31, 2014	December 31, 2013
Working capital(1)	(80)	(170)
Variable rate debt(2)
Bank debt		50
Total variable rate debt outstanding		50
Fixed rate debt(2)
Senior unsecured notes	642	642
Senior unsecured term debt	75	75
Senior unsecured medium-term notes	900	900
Subsidiary debt	8	8
Total fixed rate debt outstanding (average of 4.99%)	1,625	1,625
Convertible debentures(2)	546	633
Finance lease liability	9	9
Total debt and debentures outstanding	2,180	2,317
Cash and unutilized debt facilities	1,683	1,531

(1)	As at March 31, 2014, working capital includes $262 million (December 31, 2013: $262 million) associated with the current portion of loans and borrowings.

(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents and unutilized debt facilities totalling $1,683 million as at March 31, 2014. In addition, based on its successful access to financing in the debt and equity markets over the past several years, Pembina believes it would continue to have access to funds at attractive rates, if and when required. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at March 31, 2014 consisted of an unsecured $1.5 billion revolving credit facility due March 2019 and an operating facility of $30 million due July 2015 which is expected to be renewed on an annual basis. Pembina's $1.5 billion revolving unsecured credit facility was extended from March, 2018 to March, 2019, and the $30 million operating facility was extended from July, 2014 to July, 2015. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at March 31, 2014, Pembina had $1,683 million of cash and unutilized debt facilities. Pembina also had an additional $11 million in letters of credit issued in a separate demand letter of credit facility. At March 31, 2014, Pembina had loans and borrowing (excluding amortization, letters of credit and finance lease liabilities) of $1,625 million. Pembina's senior debt to total capital at March 31, 2014 was 21 percent. Pembina is required to meet certain specific financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. All notes and facilities are governed by specific and customary affirmative and negative financial covenants and require the Company to maintain certain financial ratios, all of which Pembina has been in compliance with during the quarter ended March 31, 2014 and the year ended December 31, 2013.

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Pembina Pipeline Corporation

During the first quarter of 2014, $87 million of Pembina's debentures (face value) were converted into 3.5 million common shares. The conversions were primarily Series E convertible debentures maturing December 31, 2017 with a conversion price of $24.94.

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

Subsequent to the end of the first quarter, on April 4, 2014, Pembina announced that it closed its previously announced offering of $600 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. The notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated February 22, 2013, a related prospectus supplement dated April 24, 2013 and a related pricing supplement dated April 1, 2014. The Company used a portion of the proceeds from this offering to repay the $75 million senior unsecured term facility on April 7, 2014. Pembina intends to use the remainder of the proceeds to partially fund capital projects, repay the Series A unsecured notes and for other general corporate purposes.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes 'BBB' and Series 1, Series 3 and Series 5 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Series 1, Series 3 and Series 5 Preferred Shares is P-3.

Market Risk Management Program

Pembina's results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

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Pembina Pipeline Corporation

Commodity price risk

Pembina's Midstream business is exposed to changes in commodity prices as a result of frac spread risk or the relative price differential between the input cost of the natural gas required to produce NGL products and the price at which they are sold. Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues on a minimum of 50 percent of the committed term natural gas supply costs. Pembina's Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

Foreign exchange risk

Pembina's commodity-related cash flows are subject to currency risk, primarily arising from the denomination of specific earnings and cash flows in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency based on cash flow requirements.

Interest rate risk

Pembina has floating interest rate debt facilities which subjects the Company to interest rate risk. Pembina responds to this risk under the Risk Management Program by entering into financial derivative contracts to fix interest rates.

Capital Expenditures

	3 Months Ended March 31
($ millions)	2014	2013
Development capital
Conventional Pipelines	141	61
Oil Sands & Heavy Oil	5	12
Gas Services	72	39
Midstream	65	24
Corporate/other projects	4	1
Total development capital	287	137

During the first quarter of 2014, capital expenditures were $287 million compared to $137 million during the same three month period of 2013.

The majority of the capital expenditures in the first quarter of 2014 were in Pembina's Conventional Pipelines, Gas Services and Midstream businesses. Conventional Pipelines' capital was incurred to complete its previously announced Simonette Expansion and progress its Phase II and Phase III expansions. Gas Services' capital was deployed to progress the Resthaven, Saturn II and Musreau II facilities. Midstream's capital expenditures were primarily directed towards RFS II, as well as cavern development and related infrastructure at the Redwater facility.

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Pembina Pipeline Corporation

Contractual Obligations at March 31, 2014

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases	550	40	112	104	294
Loans and borrowings(1)	2,308	327	131	131	1,719
Convertible debentures(1)	737	33	66	308	330
Construction commitments(2)(3)	1,588	1,483	105
Provisions	338		6	28	304
Total contractual obligations(2)	5,521	1,883	420	571	2,647

(1)	Excluding deferred financing costs.
(2)	Excluding significant projects that are awaiting regulatory approval.
(3)	Including investment commitments to equity accounted investees of $22 million (2013: $nil).

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Resthaven Facility, the Musreau II Facility, RFS II, as well as its Phase II and III pipeline expansions and certain caverns at its Redwater site. See "Forward-Looking Statements & Information."

Changes in Accounting Principles and Practices

New standards

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board or International Financial Reporting Interpretations Committee were adopted as of January 1, 2014 without any material impact to Pembina’s Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP.

During the first quarter of 2014, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

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Pembina Pipeline Corporation

Trading Activity and Total Enterprise Value(1)

			As at and for the 3 months ended
($ millions, except where noted)	May 6, 2014(2)		March 31, 2014		March 31, 2013
Trading volume and value
Total volume (millions of shares)	24		58		42
Average daily volume (shares)	972,838		935,028		694,733
Value traded	1,025		2,338		1,270
Shares outstanding (millions of shares)	323		321		307
Closing share price (dollars)	42.67		41.98		32.10
Market value
Common shares	13,781		13,472		9,854
Series 1 Preferred Shares (PPL.PR.A)	249	(3)	244	(4)
Series 3 Preferred Shares (PPL.PR.C)	153	(5)	149	(6)
Series 5 Preferred Shares (PPL.PR.E)	264	(7)	258	(8)
5.75% convertible debentures (PPL.DB.C)	442	(9)	439	(10)	354	(11)
5.75% convertible debentures (PPL.DB.E)	80	(12)	133	(13)	222	(14)
5.75% convertible debentures (PPL.DB.F)	247	(15)	247	(16)	202	(17)
Market capitalization	15,216		14,942		10,632
Senior debt	2,142		1,617		1,617
Cash and cash equivalents	(576)		(153)		(46)
Total enterprise value(18)	16,782		16,406		12,203

(1)	Trading information in this table reflects the activity of Pembina securities on the Toronto Stock Exchange only.
(2)	Based on 25 trading days from April 1, 2014 to May 6, 2014, inclusive.
(3)	10 million preferred shares outstanding at a market price of $24.90 at May 6, 2014.
(4)	10 million preferred shares outstanding at a market price of $24.41 at March 31, 2014.
(5)	6 million preferred shares outstanding at a market price of $25.48 at May 6, 2014.
(6)	6 million preferred shares outstanding at a market price of $24.85 at March 31, 2014.
(7)	10 million preferred shares outstanding at a market price of $26.35 at May 6, 2014.
(8)	10 million preferred shares outstanding at a market price of $25.77 at March 31, 2014.
(9)	$294.4 million principal amount outstanding at a market price of $150.00 at May 6, 2014 and with a conversion price of $28.55.
(10)	$295.5 million principal amount outstanding at a market price of $148.60 at March 31, 2014 and with a conversion price of $28.55.
(11)	$299.7 million principal amount outstanding at a market price of $118.00 at March 31, 2013 and with a conversion price of $28.55.
(12)	$46.8 million principal amount outstanding at a market price of $170.82 at May 6, 2014 and with a conversion price of $24.94.
(13)	$79.1 million principal amount outstanding at a market price of $169.00 at March 31, 2014 and with a conversion price of $24.94.
(14)	$162.5 million principal outstanding at a market price of $129.02 at March 31, 2013 and with a conversion price of $24.94.
(15)	$170.6 million principal amount outstanding at a market price of $145.00 at May 6, 2014 and with a conversion price of $29.53.
(16)	$171.5 million principal amount outstanding at a market price of $144.00 at March 31, 2014 and with a conversion price of $29.53.
(17)	$172.4 million principal outstanding at a market price of $117.00 at March 31, 2013 with a conversion price of $29.53.
(18)	Refer to "Non-GAAP and Additional GAAP Measures."

As indicated in the table above, Pembina's total enterprise value was $16 billion at March 31, 2014. The increase from 2013 was primarily due to greater common shares outstanding related to the DRIP and debenture conversions, as well as an increase in the price of Pembina's common shares and the addition of the preferred shares.

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which will consider earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Pembina announced on May 8, 2014, that it increased its monthly dividend by 3.6 percent from $0.14 per common share per month (or $1.68 annualized) to $0.145 per common share per month (or $1.74 annualized) effective as of the May 25, 2014 record date, payable June 13, 2014.

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Pembina Pipeline Corporation

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the first quarter of 2014 was approximately 58 percent of common shares outstanding for proceeds of approximately $77 million.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	553	500	489	484	494	480	444	434	467
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	870	870	870	870	870	870
Gas Services processing (mboe/d)(1)	88	66	48	48	50	46	46	48	44
NGL sales volume	133	122	99	94	123	116	87	90
Total	1,654	1,568	1,516	1,496	1,537	1,512	1,447	1,442	1,381

(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2014	2013				2012
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4		Q3	Q2		Q1
Revenue	1,759	1,301	1,300	1,175	1,249	1,265		816	871		475
Operating expenses	95	101	87	91	77	86		69	68		48
Cost of goods sold, including product purchases	1,312	922	983	880	934	968		566	642		299
Realized (loss) gain on commodity-related derivative financial instruments	(2)	(3)	(4)	4	2	11		(3)	(13)
Operating margin(1)	350	275	226	208	240	222		178	148		128
Depreciation and amortization included in operations	52	42	47	32	42	48		52	52		22
Unrealized gain (loss) on commodity-related derivative financial instruments	4	2	(2)	1	6	(2)		(23)	65		(4)
Gross profit	302	235	177	177	204	172		103	161		102
EBITDA(1)	316	235	201	185	211	198		152	126		90
Cash flow from operating activities	261	208	95	151	232	145		134	28		67
Cash flow from operating activities per common share – basic ($ per share)(1)	0.82	0.66	0.30	0.49	0.78	0.50		0.46	0.10		0.40
Adjusted cash flow from operating activities(1)	264	185	188	150	202	172	(2)	132 (2)	91	(2)	98	(2)
Adjusted cash flow from operating activities per common share – basic (1) ($ per share)	0.83	0.59	0.61	0.49	0.68	0.59		0.46	0.32		0.58
Earnings for the period	147	95	72	93	91	81		31	80		33
Earnings per common share – basic ($ per share)	0.44	0.29	0.22	0.30	0.30	0.28		0.11	0.28		0.19
Earnings per common share – diluted ($ per share)	0.41	0.29	0.22	0.30	0.30	0.28		0.11	0.28		0.19
Common shares outstanding (millions):
Weighted average – basic	319	314	311	308	296	292		289	285		168
Weighted average – diluted	340	315	312	309	297	293		290	286		169
End of period	321	315	312	310	307	293		291	288		169
Common share dividends declared	134	132	129	125	121	118		117	116		66
Common dividends per share ($ per share)	0.420	0.420	0.415	0.405	0.405	0.405		0.405	0.405		0.390
Preferred share dividends declared	6	5

(1)	Refer to "Non-GAAP and Additional GAAP measures."
(2)	2012 adjusted cash flow from operating activities is before acquisition costs of: Q4 - $1 million; Q3 - $2 million; Q2 – nil; Q1 - $21 million.

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Pembina Pipeline Corporation

During the periods in the previous table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;

•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;

•	New assets being placed into service;

•	An improved propane market in North America; and

•	Increased shares outstanding due to: the DRIP, debenture conversions, and the bought deal equity financing in the first quarter of 2013.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and at Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its business. Since Non-GAAP and Additional GAAP Measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP Measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP Measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of Non-GAAP and Additional GAAP Measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these Non-GAAP and Additional GAAP Measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

Net revenue

Net revenue is a Non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results including the Midstream business, aggregate revenue results of each of the Company's businesses and set comparable objectives.

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a Non-GAAP measure. EBITDA is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

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Pembina Pipeline Corporation

Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended March 31
($ millions, except per share amounts)	2014	2013
Results from operating activities	264	172
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	2
Depreciation and amortization	54	43
Unrealized gain on commodity-related derivative financial instruments	(4)	(6)
EBITDA	316	211
EBITDA per common share – basic (dollars)	0.99	0.71

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a Non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current taxes and share based payment expenses, and excluding preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred dividends because they are not attributable to common shareholders. The calculation has been modified to include tax and share based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

	3 Months Ended March 31
($ millions, except per share amounts)	2014	2013
Cash flow from operating activities	261	232
Add (deduct):
Change in non-cash operating working capital	7	(17)
Current tax expenses	(34)	(4)
Taxes paid	45
Share-based payment expenses	(9)	(9)
Preferred dividends declared	(6)
Adjusted cash flow from operating activities	264	202
Cash flow from operating activities per common share – basic (dollars)	0.82	0.78
Adjusted cash flow from operating activities per common share – basic (dollars)	0.83	0.68

Operating margin

Operating margin is an Additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

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Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31
($ millions)	2014	2013
Revenue	1,759	1,249
Cost of sales
Operations	95	77
Cost of goods sold, including product purchases	1,312	934
Realized (loss) gain on commodity-related derivative financial instruments	(2)	2
Operating margin	350	240
Depreciation and amortization included in operations	52	42
Unrealized gain on commodity-related derivative financial instruments	4	6
Gross profit	302	204

Total enterprise value

Total enterprise value is a Non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the business and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing our securityholders and potential investors with information regarding Pembina, including management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "design", "target", "undertake", "view", "maintain", "projection", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities,;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines;
•	expected future cash flows, future financing options, and availability of capital to fund growth plans;
•	tolls and tariffs and transportation, storage and services commitments and contracts; and
•	the impact of share price on annual share-based incentive expense.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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